                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No.2)(1)

                            LAYNE CHRISTENSEN COMPANY
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   521050 10 4
                                 (CUSIP Number)



(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  521050 10 4                  13G            PAGE   2   OF   8   PAGES
         ---------------------                              -----    -----

   1.     Names of Reporting Persons
          S.S. or I.R.S. Identification No. of Above Persons

             MARLEY HOLDINGS, L.P.
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Citizenship or Place of Organization

             DELAWARE
          ---------------------------------------------------------------------

                        5.     Sole Voting Power
  Number of                       4,607,986
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned By                        -0-
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With                      4,607,986
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                                  -0-
                       --------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             4,607,986
          ---------------------------------------------------------------------

  10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                         [   ]

          ---------------------------------------------------------------------

  11.     Percent of Class Represented by Amount in Row (9)

             51.9%
          ---------------------------------------------------------------------

  12.     Type of Reporting Person

             PN
          ---------------------------------------------------------------------

CUSIP No.  521050 10 4                  13G            PAGE   3   OF   8   PAGES
         ---------------------                              -----    -----

   1.     Names of Reporting Persons
          S.S. or I.R.S. Identification No. of Above Persons

             MARLEY G.P., INC.
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Citizenship or Place of Organization

             DELAWARE
          ---------------------------------------------------------------------

                        5.     Sole Voting Power
  Number of                       4,607,986
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned By                        -0-
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With                      4,607,986
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                                  -0-
                       --------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             4,607,986
          ---------------------------------------------------------------------

  10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                         [   ]

          ---------------------------------------------------------------------

  11.     Percent of Class Represented by Amount in Row (9)

             51.9%
          ---------------------------------------------------------------------

  12.     Type of Reporting Person

             CO
          ---------------------------------------------------------------------

ITEM 1.

         (A)      NAME OF ISSUER:

                           Layne Christensen Company

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           1900 Shawnee Mission Parkway
                           Mission Woods, Kansas 66205

ITEM 2.

         (A)      NAME OF PERSONS FILING:

                           Marley Holdings, L.P.
                           Marley G.P., Inc.

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                           c/o Kohlberg Kravis Roberts & Co.
                           9 West 57th Street
                           New York, New York 10019

         (C)      CITIZENSHIP:

                           Marley Holdings, L.P. -- Delaware
                           Marley G.P., Inc. -- Delaware

         (D)      TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value $.01 per share

         (E)      CUSIP NUMBER:

                           521050 10 4

ITEM 3.  NOT APPLICABLE.

ITEM 4.  OWNERSHIP

         (A)      AMOUNT BENEFICIALLY OWNED:

                  As of December 31, 1996, Marley Holdings, L.P., a Delaware limited partnership, was the record owner of 4,607,986 shares of common stock of Layne Christensen Company. Marley G.P., Inc., a Delaware corporation, is the sole general partner of Marley Holdings, L.P., in which capacity it may be deemed to be the beneficial owner of the shares of Layne Christensen Company common stock beneficially owned by Marley Holdings, L.P. The stockholders of Marley G.P., Inc. are general and limited partners of KKR Associates, L.P. and certain employees of Kohlberg Kravis Roberts & Co. KKR Associates, L.P., a New York limited partnership, is a limited partner of Marley Holdings, L.P. and is the general

                                Page 4 of 8 pages

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                  partner of three limited partnerships which are limited
                  partners of Marley Holdings, L.P. KKR Associates, L.P. disclaims beneficial ownership of any shares of Layne Christensen Company. Henry R. Kravis, George R. Roberts, Paul
                  E. Raether, Robert I. MacDonnell, Michael W. Michelson, James
                  H. Greene, Jr., Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of common stock of Layne Christensen Company that KKR Associates, L.P. may beneficially own or be deemed to beneficially own, but disclaim any such beneficial ownership.

         (B)      PERCENT OF CLASS:

                           See Item 11 of each cover page.

         (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      Sole power to vote or direct the vote:

                                    See Item 5 of each cover page.

                  (ii)     Shared power to vote or to direct the vote:

                                    See Item 6 of each cover page.

                  (iii) Sole power to dispose or to direct the disposition of:

                                    See Item 7 of each cover page.

                  (iv) Shared power to dispose or to direct the disposition of:

                                    See Item 8 of each cover page.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  See Item 4 above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.


                                Page 5 of 8 pages

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ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.          CERTIFICATION

                  Not applicable.





                                Page 6 of 8 pages

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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 13, 1997


                                   MARLEY HOLDINGS, L.P.

                                   By:  MARLEY G.P., INC.
                                   Its: General Partner


                                            By: /s/ Edward A. Gilhuly
                                               --------------------------------
                                                  Name:     Edward A. Gilhuly
                                                  Title:    Treasurer


                                   MARLEY G.P., INC.


                                   By: /s/ Edward A. Gilhuly
                                       --------------------------------
                                         Name:     Edward A. Gilhuly
                                         Title:    Treasurer



                                Page 7 of 8 pages

                                    EXHIBITS


Exhibit 1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Statements on Schedule 13G of Marley G.P., Inc. and Marley Holdings, L.P. filed on March 8, 1995.)



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